Exhibit 99.1

NeuroSense Receives Delisting Notice from Nasdaq and Intends to Appeal

CAMBRIDGE, Mass., June 21, 2024, -- NeuroSense Therapeutics Ltd. (Nasdaq: NRSN) (“NeuroSense”), a company developing novel treatments for severe neurodegenerative diseases,  announces that it has received a notice of delisting from Nasdaq.

The staff of the Listing Qualifications Department has determined that the Company’s securities have not regained compliance with the minimum $2,500,000 stockholders’ equity requirement for continued listing on The Nasdaq Capital Market, as set forth in Listing Rule 5550(b). The Notice further states that unless the Company timely requests a hearing before a Nasdaq Hearings Panel, the Company’s securities would be subject to delisting.

Accordingly, the Company intends to timely request a hearing before the Panel. The hearing request will automatically stay any suspension or delisting action pending the hearing. Pursuant to the Nasdaq Listing Rules, the Panel has the discretion to grant the Company an additional extension not to exceed December 18, 2024. At the hearing, the Company will present its plan for regaining and sustaining compliance with the Equity Requirement for continued listing.

About NeuroSense

NeuroSense Therapeutics, Ltd. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include amyotrophic lateral sclerosis (ALS), Alzheimer’s disease and Parkinson’s disease, among others, represent one of the most signifiDcant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases and based on strong scientific research on a large panel of related biomarkers, NeuroSense’s strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

For additional information, we invite you to visit our website and follow us on LinkedIn and X.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include unexpected R&D costs or operating expenses, a delay in the reporting of additional results from PARADIGM clinical trial, the timing of expected regulatory and business milestones, risks associated with meeting with the FDA to determine the best path forward following the results from PARADIGM clinical trial, including a delay in any such meeting; the potential for PrimeC to safely and effectively target ALS; preclinical and clinical data for PrimeC; the uncertainty regarding outcomes and the timing of current and future clinical trials; timing for reporting data; the development and commercial potential of any product candidates of Neurosense; and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC). You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting NeuroSense is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2024 and NeuroSense’s subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense undertakes no duty to update such information except as required under applicable law.